Exhibit 99.1

Auris Medical News Release

Auris Medical to Propose Election of Two New Board Members at Forthcoming Annual General Meeting

Zug, Switzerland, March 30, 2015 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced that its Board of Directors will propose the election of two new members of the Board of Directors at its forthcoming Annual General Meeting:

Berndt Modig, CPA, MBA

Berndt A. Modig was the Chief Financial Officer of Prosensa Holding N.V., a company dedicated to the development of treatments of neuromuscular and neurodegenerative disorders, such as Duchenne Muscular Dystrophy, from 2010 up to its recent sale to Biomarin. Prior to that, he was the CFO of Jerini AG, another publicly-traded biotechnology company, and has held other various management positions in industry, finance and private equity groups. Berndt began his professional career in the auditing practice of Price Waterhouse. He is a member of the Board of Directors and the Audit Committee of Affimed N.V. Berndt is a Certified Public Accountant and received an M.B.A. from INSEAD.

Calvin Roberts, MD

Calvin W. Roberts, MD, is Chief Medical Officer at Bausch + Lomb and Senior Vice President and Chief Medical Officer, Eye Care, of Valeant Pharmaceuticals. He joined Bausch + Lomb in 2011. Dr. Roberts is a specialist in cataract and refractive surgery and has been a pioneer in the use of ophthalmic non-steroidals. Since 1982, he has been a Clinical Professor of Ophthalmology at Weill Medical College of Cornell University; in addition, he maintained a private ophthalmology practice in New York City between 1998 and 2008. Dr. Roberts is the author of over 50 peer-reviewed articles. He has been a member of the Board of Directors and the Audit Committee of Alimera Sciences, Inc., since it was founded in 2003.

Alain Munoz, MD, has decided not to stand for re-election at the 2015 Annual General Meeting following more than 7 years of dedicated and outstanding service. Hence, the size of the Board of Directors will increase from 6 to 7 members, subject to the election of the proposed two new members.

“We are delighted to propose the election of Berndt Modig and Calvin Roberts to our Board,” commented Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “Berndt has built an excellent track record as a financial executive in the biotechnology industry and is intimately familiar with the aspects of drug development in new therapeutic indications. With a successful career in ophthalmology, first as a key opinion leader, and then as a member of the executive team of one of the industry’s leading companies, Cal has significant product development and marketing experience in a field with many similarities to otology.  Additionally, I’d like to thank Alain for his important contributions to our Board over the years.”

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

The Annual General Meeting will take place in Zug, Switzerland, on April 22, 2015 and begin at 10.30 a.m. local time. The agenda for the meeting, as well as the financial statements of Auris Medical Holding AG for the 2014 financial year, are available on the Company’s website www.aurismedical.com in the Investor Relations section.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the development of treatments for acute inner ear tinnitus (AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic injection with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS".

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s prospectus relating to its Registration Statement on Form F-1, as amended, and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Contact: Dr. Sven Zimmermann, CFO, +41 41 729 71 94, investors@aurismedical.com
Investors: Matthew P. Duffy, Managing Director, LifeSci Advisors, 212-915-0685, matthew@lifesciadvisors.com